Exhibit 99.18

Annual Report of the Independent Review Committee

for the Sprott Funds

March 17, 2026

Dear Securityholders,

In accordance with National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107” or the “Instrument”), Sprott Asset Management LP (“Sprott” or “the Manager”) established an Independent Review Committee (the “Committee” or “IRC”) in April 2007. The IRC has jurisdiction over the funds listed in this report (the “Funds”). The IRC has functioned in accordance with the applicable securities laws and is composed of three individuals, each of whom is and remains independent of the Funds, the Manager and each entity related to the Manager (as defined in the Instrument).

The IRC is pleased to publish its annual report to securityholders, covering the period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

In accordance with the Instrument, the mandate of the IRC is to consider and provide decisions to the Manager on conflicts of interest to which the Manager may be subject when managing the Funds. The Manager is required under the Instrument to identify potential conflicts of interest inherent in its management of the Funds, develop written policies and procedures guiding its management of those conflicts and request input from the IRC on those written policies and procedures.

When a conflict arises, the Manager must refer its proposed course of action in respect of such conflict to the IRC for its review. While certain matters require the IRC’s prior approval, in most cases the IRC will provide a decision to the Manager as to whether or not, in the opinion of the IRC, the Manager’s proposed action provides a fair and reasonable result for the Funds. For recurring conflict of interest matters, the IRC can provide the Manager with Standing Instructions (“SI”). The SI enable the Manager to proceed with certain matters without having to refer them to the IRC each time for approval, providing the Manager deals with the conflicts in accordance with the SI.

The IRC is entrusted to represent the best interest of the Funds in any matter where the Manager has referred a conflict of interest matter to it. In those cases, the IRC has sought to ensure that the Manager’s proposed course of action represents a fair and reasonable result for the affected Funds.

The IRC conducted its annual assessment (the “Annual Assessment”), at which the IRC reviewed its independence, compensation and effectiveness. At the Annual Assessment, the IRC also reviewed the Written Charter, Standing Instruction(s) and the Manager’s Conflict of Interest Manual and when appropriate made recommendations for amendments. The IRC confirmed that the committee as a whole was functioning in a positive and effective manner.

This report is available on the Manager’s website at www.sprott.com or you may request a copy, at no cost to you, by contacting the Manager at 855-943-8099 or email the Funds at invest@sprott.com. This document and other information about the Funds are available on www.sedarplus.com.

Yours truly,

“Kevin Drynan”

Kevin Drynan, Chair

Composition of the IRC

The members of the IRC during 2025 and their principal occupations are as follows:

Chair: Kevin Drynan Clarksburg, Ontario	Consultant, Retired Financial Services Executive	Appointed February 20, 2019 Re-appointed until December 31, 2026
Fraser Howell Toronto, Ontario	Financial executive, with broad experience managing investment funds.	Appointed January 1, 2020 Re-appointed until December 31, 2027
Geoff Salmon, Rideau Lakes, ON	Managing Director, Independent Review Inc.	Initial Appointment: January 1, 2025 until December 31, 2027

Compensation and Indemnification

Review of Compensation

At least annually, the IRC reviews its compensation considering the following:

•	the nature and extent of the workload of each member of the IRC, including the commitment of time and energy expected from each member;

•	the number of meetings required by the IRC including special meetings to consider conflict issues brought to the Committee;

•	industry best practices, including industry averages and surveys on IRC compensation; and,

•	the complexity of the conflict issues brought to the IRC.

The IRC reviewed comparable compensation benchmarks and has determined that no changes in the Members' compensation are required at this time.

Members’ Fees

In aggregate, the IRC members were paid $39,000 plus applicable taxes during the Reporting Period.

The IRC fees were allocated equally among the funds.

Indemnities Granted

The Funds and the Manager have provided each IRC Member with a contractual indemnity in keeping with NI 81-107. No payments were paid to the IRC Members pursuant to this indemnity by the Funds or the Manager during the Reporting Period.

Disclosure of IRC Members’ Holdings

As of December 31, 2025, the IRC Members did not beneficially own, directly or indirectly:

•	any interest in any of the Funds;

•	any interest in the Manager; or,

•	any interest in a company or person that provides services to the Manager or any Fund.

Decisions and Approvals

The Manager did not refer any conflict of interest matters as defined in the Instrument to the IRC, and therefore, there were no decisions or approvals during the Reporting Period.

Standing Instructions Approved

The IRC has approved one SI. The Manager can proceed with the specific action(s) set out in an SI without having to refer the conflict of interest matter or its proposed action to the IRC, provided that the Manager complies with the terms and conditions of the SI. The SI required the Manager to comply with its related policy and procedures and to report periodically to the IRC.

Standing Instructions No. 1: Omnibus covers conflict of interest matters which are addressed by the following policies:

1.	Expense Allocation

2.	Portfolio Valuation

3.	NAV and Trading Errors

4.	Best Execution

5.	Outsourcing to Third-Party Service Providers

6.	Personal Trading

7.	New Funds and Fund Capacity

8.	Complaints

Manager's Report on its Standing Instructions

In accordance with the Instrument, the Manager provided written reports to the IRC describing its reliance on the SI during the Reporting Period.

The manager relied on SI No. 1 during the Reporting Period.

Funds Served by the IRC

Sprott Physical Platinum and Palladium Trust

Sprott Physical Uranium Trust

Sprott Physical Copper Trust

Sprott Physical Gold Trust

Sprott Physical Silver Trust

Sprott Physical Gold and Silver Trust

The members of the IRC serve on the investment fund listed below:

Kevin Drynan:

Arrow Capital Management Inc.

Bristol Gate Capital Partners Inc.

(Appointed effective January 17, 2025)

Evolve Funds Group Inc.

Genus Capital Management Inc.

JC Clark Ltd.

(Appointed effective January 29, 2025)

Spartan Asset Management Inc.

(Appointed effective January 1, 2026)

Sprott Asset Management LP

Viewpoint Partners Corporation

Fraser Howell:

Accelerate Financial Technologies Inc.

(Appointed effective January 1, 2026)

Capstone Asset Management Inc.

(appointed effective October 15, 2025)

Sprott Asset Management LP

Veritas Asset Management Inc.

Geoff Salmon:

Accelerate Financial Technologies Inc.

(Retired effective June 30, 2025)

Algonquin Capital Corp.

Addenda Capital Inc.

EHP Funds Inc.

Genus Capital Management Inc.

Hamilton Capital Partners Ltd.

(Retired effective June 30, 2025)

McElvaine Investment Management Ltd.

(Retired effective November 6, 2025)

Sprott Asset Management LP

(appointed effective January 1, 2025)

VanCity Investment Management